Exhibit 99.1

MEDIA CONTACT:	IR CONTACT:	FOR IMMEDIATE RELEASE

Karen Fenwick	Kate Robertson	February 22, 2022
Direct: +44 (0) 1740 608076	Direct: +1 (832) 663-4656

Venator Announces Fourth Quarter and Full-Year 2021 Results: Strong Improvement in Selling Prices Mitigates Cost Pressures

Fourth Quarter 2021 Highlights

•	Net income attributable to Venator of $14 million compared to net loss of $58 million in the prior year period

•	Adjusted EBITDA of $40 million compared to $25 million in the prior year period

•	Net cash provided by operating activities was $17 million and free cash flow was $(9) million

•	Diluted income per share of $0.13 and adjusted diluted loss per share of $0.05

•	Compared to the third quarter of 2021, TiO2 average selling prices increased 6% in local currency and TiO2 sales volumes were 10% lower, primarily due to seasonality

Full-Year 2021 Highlights

•	Net loss attributable to Venator of $77 million compared to $112 million in the prior year

•	Adjusted EBITDA of $180 million compared to $136 million in the prior year

•	Net cash provided by operating activities of $19 million and free cash flow of $(54) million

•	Diluted loss per share of $0.72 and adjusted diluted loss per share of $(0.01)

•	Completed valuation of largest pension plan, expect more than $20 million in future annual cash savings

•	Delivered an incremental $14 million of adjusted EBITDA improvements as part of our business improvement programs in 2021

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	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
(In millions, except per share amounts)	2021	2020	2021	2021	2020
Revenues	$535	$476	$557	$2,212	$1,938

Net income (loss) attributable to Venator	$14	$(58)	$(47)	$(77)	$(112)
Adjusted net (loss) income(2)	$(5)	$(13)	$3	$(1)	$(22)
Adjusted EBITDA(1)	$40	$25	$48	$180	$136

Diluted income (loss) per share	$0.13	$(0.54)	$(0.44)	$(0.72)	$(1.05)
Adjusted diluted (loss) earnings per share(1). (4)	$(0.05)	$(0.12)	$0.03	$(0.01)	$(0.21)

Net cash provided by operating activities	$17	$34	$7	$19	$34
Free cash flow(3)	$(9)	$19	$(13)	$(54)	$(35)

WYNYARD, UK - Venator Materials PLC (“Venator”) (NYSE: VNTR) today reported fourth quarter 2021 results with revenues of $535 million, net income attributable to Venator of $14 million, adjusted net loss of $5 million and adjusted EBITDA of $40 million.

Simon Turner, President and CEO of Venator, commented:

“In 2021 demand recovered and remained strong throughout the year. Notwithstanding pressure on our supply chains, sales volumes increased 5% and average selling prices increased 7%. We have incurred significant cost inflation from raw materials, energy and shipping which we have mitigated through a range of pricing actions and cost control.

“In 2021, we continued to make structural improvements to our cash uses, including a revaluation of our largest pension plan from which we expect more than $20 million in future annual cash savings. We also delivered $14 million benefits from our business improvement program; actions are substantively complete to deliver the full benefits of the program.

“We are increasing production to meet the requirements of our customers for all our products throughout 2022. We continue to increase our selling prices to align with the inflationary cost environment. TiO2 fundamentals remain intact and we are committed to expanding our margins and improving our cash flow profile.”

Segment Analysis for 4Q21 Compared to 4Q20

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $406 million in the three months ended December 31, 2021, an increase of $58 million, or 17%, compared to the same period in 2020. The increase was primarily due to a 20% increase in the average TiO2 selling price, partially offset by a 2% decrease in sales volumes and a 1% unfavorable impact of foreign currency translation, while mix and other was flat. The decrease in volumes reflects strong demand in the fourth quarter of 2020 as the global economy emerged from COVID-19 shutdowns as well as decreased volumes in the current year period due to plant maintenance.

Adjusted EBITDA for the Titanium Dioxide segment was $35 million in the three months ended December 31, 2021, an increase of $10 million compared to the same period in 2020. The increase was primarily a result of higher revenue and $6 million of savings from our business improvement program. These increases were partially offset by an increase in raw material, energy, shipping and maintenance costs and the impact of non-recurring savings during the same period in 2020 as a result of actions taken to reduce costs during the COVID-19 pandemic.

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Performance Additives

The Performance Additives segment generated revenues of $129 million in the three months ended December 31, 2021, an increase of $1 million, or 1%, compared to the same period in 2020. This increase was a result of an 8% increase in average selling price partially offset by a 5% decrease in revenue from our water treatment business, which was sold in the second quarter of 2021, a 2% decrease in sales volumes, while the impact of foreign exchange and mix and other was flat. The decrease in volume was primarily driven by strong demand in the fourth quarter of 2020 which normalized in the fourth quarter of 2021.

Adjusted EBITDA for the Performance Additives segment was $19 million in the three months ended December 31, 2021, an increase of $4 million compared to the same period in 2020. The increase in adjusted EBITDA was primarily related to higher revenue and a $1 million benefit from our business improvement program, partially offset by an increase in shipping and energy costs.

Corporate and Other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $14 million, or $1 million lower for the three months ended December 31, 2021 compared to the same period in 2020 due to benefits from our business improvement program.

Tax Items

We recorded an income tax benefit of $45 million and $31 million for the three and twelve months ended December 31, 2021, respectively, compared to an income tax expense of $9 million and $12 million for the three and twelve months ended December 31, 2020, respectively. $47 million of tax benefit was recognized in the fourth quarter of 2021 in connection with recognizing certain net deferred tax assets as a result of releasing a tax valuation allowance. Our adjusted effective tax rate was unchanged at 35% for the full year 2021 and full year 2020.

Our income taxes are significantly affected by the mix of income and losses in tax jurisdictions and valuation allowances in certain jurisdictions in which we operate. In 2022, we expect to see an adjusted effective tax rate of approximately 35%. We continue to expect that our adjusted long-term effective tax rate will be approximately 15% to 20%.

Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $156 million compared with $220 million as of December 31, 2020. In addition, we have in place an undrawn asset based revolving credit facility available for our working capital needs and general corporate purposes with an availability of $201 million as of December 31, 2021. As of December 31, 2021, net debt was $798 million compared to $737 million as of December 31, 2020.

Capital expenditures totaled $26 million in the fourth quarter of 2021 and $73 million in the full year 2021. We expect capital expenditures in 2022 to total approximately $85 to $95 million.

Earnings Conference Call Information

We will hold a conference call to discuss our fourth quarter and full-year 2021 results on, Tuesday February 22, 2022, at 08:00 a.m. ET.

Call-in numbers for the conference call:
U.S. participants	1-833-366-1118
International participants	1-412-902-6770
(No passcode required)

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In order to facilitate the registration process, you may use the following link to pre-register for the conference call. Callers who pre-register will be given a unique PIN and separate call-in number to gain immediate access to the call and bypass the live operator. To pre-register, please go to:

https://dpregister.com/sreg/10163189/f0d3f802e6

Webcast Information

The conference call will be available via webcast and can be accessed from the company’s website at venatorcorp.com/investor-relations.

Replay Information

The conference call will be available for replay beginning February 22, 2022 and ending March 1, 2022.

Call-in numbers for the replay:
U.S. participants	1-877-344-7529
International participants	1-412-317-0088
Passcode	9937974

Upcoming Conferences

During the first quarter of 2022, a member of management is expected to present at the J.P. Morgan Global High Yield & Leveraged Finance Conference on March 1 and at the Bank of America Merrill Lynch Global Agriculture and Materials Conference on March 2. A webcast of the presentations, if applicable, along with accompanying materials will be available at venatorcorp.com/investor-relations.

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Table 1 — Results of Operations

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions, except per share amounts)	2021	2020	2021	2020
Revenues	$535	$476	$2,212	$1,938
Cost of goods sold	491	442	2,020	1,778
Operating expenses	53	49	182	170
Restructuring, impairment, and plant closing and transition costs	8	33	68	58
Operating loss	(17)	(48)	(58)	(68)
Interest expense, net	(15)	(15)	(59)	(52)
Other income	2	15	12	27
Loss before income taxes	(30)	(48)	(105)	(93)
Income tax benefit (expense)	45	(9)	31	(12)
Net income (loss)	15	(57)	(74)	(105)
Net income attributable to noncontrolling interests	(1)	(1)	(3)	(7)
Net income (loss) attributable to Venator	$14	$(58)	$(77)	$(112)

Adjusted EBITDA(1)	$40	$25	$180	$136
Adjusted net loss(1)	$(5)	$(13)	$(1)	$(22)

Basic & diluted earnings (loss) per share	$0.13	$(0.54)	$(0.72)	$(1.05)
Adjusted basic & diluted loss per share(1,4)	$(0.05)	$(0.12)	$(0.01)	$(0.21)

Ordinary share information:
Basic shares outstanding	107.3	106.7	107.2	106.7
Diluted shares outstanding	107.7	106.7	107.2	106.7

See end of press release for footnote explanations

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Table 2 — Results of Operations by Segment

	Three months ended			Twelve months ended
	December 31,		Better /	December 31,		Better /
(In millions)	2021	2020	(Worse)	2021	2020	(Worse)
Segment Revenues:
Titanium Dioxide	$406	$348	17%	$1,665	$1,431	16%
Performance Additives	129	128	1%	547	507	8%
Total	$535	$476	12%	$2,212	$1,938	14%

Segment Adjusted EBITDA(1):
Titanium Dioxide	$35	$25	40%	$165	$127	30%
Performance Additives	19	15	27%	65	55	18%
Corporate and other	(14)	(15)	7%	(50)	(46)	(9)%
Total	$40	$25	60%	$180	$136	32%

See end of press release for footnote explanations

Table 3 — Factors Impacting Sales Revenue

	Three months ended
	December 31, 2021 vs. 2020
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Divestitures(c)	Total
Titanium Dioxide	20%	(1)%	—%	(2)%	—%	17%
Performance Additives	8%	—%	—%	(2)%	(5)%	1%
Total Company	17%	(1)%	—%	(2)%	(2)%	12%

	Twelve months ended
	December 31, 2021 vs. 2020
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Divestitures(c)	Total
Titanium Dioxide	8%	3%	—%	5%	—%	16%
Performance Additives	3%	2%	1%	5%	(3)%	8%
Total Company	7%	3%	—%	5%	(1)%	14%

(a)	Excludes revenues from tolling arrangements, by-products and raw materials
(b)	Excludes sales volumes of by-products and raw materials
(c)	Our water treatment business was disposed of in the second quarter of 2021

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Table 4 — Reconciliation of U.S. GAAP to Non-GAAP Measures

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share
	Three months ended		Three months ended		Three months ended
	December 31,		December 31,		December 31,
(In millions, except per share amounts)	2021	2020	2021	2020	2021	2020
Net income (loss)	$15	$(57)	$15	$(57)	$0.14	$(0.53)
Net income attributable to noncontrolling interests	(1)	(1)	(1)	(1)	(0.01)	(0.01)
Net income (loss) attributable to Venator	14	(58)	14	(58)	0.13	(0.54)
Interest expense, net	15	15
Income tax (benefit) expense	(45)	9
Depreciation and amortization	30	29
Business acquisition and integration credits	1	—	1	—	0.01	—
Separation gain	3	(10)	3	(10)	0.03	(0.09)
Loss/(gain) on disposition of businesses/assets	7	(1)	7	(1)	0.07	(0.01)
Certain legal expenses/settlements	1	3	1	3	0.01	0.03
Amortization of pension and postretirement actuarial losses	2	3	2	3	0.02	0.03
Net plant incident costs	4	2	4	2	0.04	0.02
Restructuring, impairment, plant closing and transition costs	8	33	8	33	0.07	0.31
Income tax adjustments(2)	—	—	(45)	15	(0.42)	0.14
Adjusted(1)	$40	$25	$(5)	$(13)	$(0.05)	$(0.12)

Adjusted income tax expense(2)			$—	$(6)
Net income attributable to noncontrolling interests, net of tax			1	1
Adjusted pre-tax loss(1)			$(4)	$(18)
Adjusted effective tax rate			35%	35%

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	EBITDA	Net Income (Loss)	Diluted Earnings (Loss) Per Share
	Three months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,
(In millions, except per share amounts)	2021	2021	2021
Net loss	$(47)	$(47)	$(0.44)
Net income attributable to noncontrolling interests	—	—	—
Net loss attributable to Venator	(47)	(47)	(0.44)
Interest expense, net	15
Income tax expense	4
Depreciation and amortization	29
Certain legal expenses/settlements	3	3	0.03
Amortization of pension and postretirement actuarial losses	3	3	0.03
Net plant incident costs	6	6	0.06
Restructuring, impairment, plant closing and transition costs	35	35	0.33
Income tax adjustments(2)	—	3	0.03
Adjusted(1)	$48	$3	$0.03

Adjusted income tax expense(2)		$1
Net income attributable to noncontrolling interests, net of tax		—
Adjusted pre-tax income(1)		$4
Adjusted effective tax rate		35%

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	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share
	Twelve months ended		Twelve months ended		Twelve months ended
	December 31,		December 31,		December 31,
(In millions, except per share amounts)	2021	2020	2021	2020	2021	2020
Net loss	$(74)	$(105)	$(74)	$(105)	$(0.69)	$(0.98)
Net income attributable to noncontrolling interests	(3)	(7)	(3)	(7)	(0.03)	(0.07)
Net loss attributable to Venator	(77)	(112)	(77)	(112)	(0.72)	(1.05)
Interest expense, net	59	52
Income tax (benefit) expense	(31)	12
Depreciation and amortization	119	114
Business acquisition and integration expenses	1	1	1	1	0.01	0.01
Separation loss (gain)	3	(10)	3	(10)	0.03	(0.09)
Loss (gain) on disposition of businesses/assets	9	(5)	9	(5)	0.08	(0.05)
Certain legal expenses/settlements	5	6	5	6	0.05	0.06
Amortization of pension and postretirement actuarial losses	11	13	11	13	0.10	0.12
Net plant incident costs	13	7	13	7	0.12	0.07
Restructuring, impairment, plant closing and transition costs	68	58	68	58	0.63	0.54
Income tax adjustments(2)	—	—	(34)	20	(0.32)	0.19
Adjusted(1)	$180	$136	$(1)	$(22)	$(0.01)	$(0.21)

Adjusted income tax benefit (expense)(2)			$3	$(8)
Net income attributable to noncontrolling interests, net of tax			3	7
Adjusted pre-tax income (loss)(1)			$5	$(23)
Adjusted effective tax rate			35%	35%

See end of press release for footnote explanations

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Table 5 — Selected Balance Sheet Items

	December 31,	September 30,	December 31,
(In millions)	2021	2021	2020
Cash	$156	$161	$220
Accounts and notes receivable, net	371	394	324
Inventories	478	418	440
Prepaid and other current assets	84	80	73
Property, plant and equipment, net	848	869	947
Other assets	427	380	353
Total assets	$2,364	$2,302	$2,357

Accounts payable	$377	$319	$262
Other current liabilities	131	127	126
Current portion of debt	5	5	7
Long-term debt	949	949	950
Non-current payable to affiliates	21	17	17
Other liabilities	313	364	371
Total equity	568	521	624
Total liabilities and equity	$2,364	$2,302	$2,357

Table 6 — Outstanding Debt

	December 31,	September 30,	December 31,
(In millions)	2021	2021	2020
Debt:
Term Loan Facility	$356	$357	$359
Senior Secured Notes	217	216	215
Senior Unsecured Notes	372	372	372
Other debt	9	9	11
Total debt - excluding affiliates	$954	$954	$957
Total cash	156	161	220
Net debt - excluding affiliates (5)	$798	$793	$737

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Table 7 — Summarized Statement of Cash Flows

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions)	2021	2020	2021	2020
Total cash at beginning of period	$161	$208	$220	$55
Net cash provided by operating activities	17	34	19	34
Net cash used in investing activities	(13)	(21)	(60)	(64)
Net cash (used in) provided by financing activities	(9)	(3)	(21)	192
Effect of exchange rate changes on cash	—	2	(2)	3
Total cash at end of period	$156	$220	$156	$220

Supplemental cash flow information:
Cash paid for interest	$(4)	$(4)	$(62)	$(39)
Cash paid for income taxes	(9)	(3)	(14)	(3)
Capital expenditures	(26)	(15)	(73)	(69)
Depreciation and amortization	30	29	119	114
Restructuring	(4)	(3)	(11)	(10)
Net cash flows associated with Pori	(2)	(5)	(12)	(8)

Changes in primary working capital:
Accounts and notes receivable	14	(6)	(65)	14
Inventories	(68)	15	(60)	102
Accounts payable	56	36	120	(77)
Total cash provided by (used in) primary working capital	$2	$45	$(5)	$39

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions)	2021	2020	2021	2020
Free cash flow(3):
Net cash provided by operating activities	$17	$34	$19	$34
Capital expenditures	(26)	(15)	(73)	(69)
Total free cash flow(3)	$(9)	$19	$(54)	$(35)

See end of press release for numbered footnote explanations

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Footnotes

(1)	Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expense/credits; (b) separation gain/expense; (c) loss/gain on disposition of businesses/assets; (d) certain legal expenses/settlements; (e) amortization of pension and postretirement actuarial losses/gains; (f) net plant incident costs/credits; and (g) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income/loss attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of businesses/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

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Adjusted net income (loss) and adjusted net earnings (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(2)	Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(3)	Management internally uses a free cash flow measure: (a) to evaluate the Company’s liquidity, (b) to evaluate strategic investments, (c) to evaluate the Company’s ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. Free cash flow is defined as cash flows provided by (used in) operating activities from continuing operations less capital expenditures. The company updated its definition of free cash flow during the third quarter of 2021 to conform to the definition more commonly used by publicly traded companies. Prior to the third quarter of 2021, free cash flow was defined as cash flows provided by (used in) operating activities from continuing operations and used in investing activities. Prior period comparatives within this release have been restated for the updated definition. Free cash flow is typically derived directly from the Company’s consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods. Free cash flow is presented as supplemental information.

(4)	The potentially dilutive impact of share-based awards was excluded from the calculation of earnings per share for the twelve months ended December 31, 2021 because there is an anti-dilutive effect as we are in a net loss position.

(5)	"Net debt" is not a defined term under U.S. GAAP. We define net debt as debt (the most comparable GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and cash equivalents. Management believes that net debt is an important measure to monitor leverage and evaluate the balance sheet.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,500 associates and sells its products in more than 110 countries.

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Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including the impacts and duration of the global outbreak of the COVID-19 pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners, results of operations, financial condition and liquidity, global economic conditions, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms, the costs associated with the closure of our Pori facility and execution of our business improvement programs and initiatives, our ability to realize financial and operational benefits from our business improvement plans and initiatives, changes in raw material and energy prices, interruptions in raw materials and energy, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions that we manufacture and out ability to dispose of these materials if necessary, the impacts of increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Venator's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward-looking statement.

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